

Mail Stop 4546

May 3, 2017

Via E-mail
Mr. John L. Sennott, Jr.
Senior Vice President, Principal Financial Officer
Alleghany Corporation
1411 Broadway, 34th Floor
New York, NY 10018

Re: Alleghany Corporation
**   Form 10-K for Fiscal Year Ended December 31, 2016**
**   Filed February 22, 2017**
**   File No. 001-09371**

Dear Mr. Sennott:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements
6. Liability for Loss and LAE
(c) Supplementary Information on Incurred and Paid Loss and LAE Development, page 150

1.   Please clarify for us what you mean by supplementary information in the heading and first sentence of this section, which seems to infer that all information in this section of Note 6 is supplementary information. ASC 944-40-50 appears to limit what is deemed supplementary information. Refer to ASC 944-40-50-4B and 50-4G.

2.   Please tell us whether the amount for each accident year under the IBNR column presented in your incurred loss and LAE tables includes the expected development on reported claims as stipulated in ASC 944-40-50-4Da. If not, tell us how your presentation complies with GAAP.

3.   You have excluded cumulative claims frequency information required by ASC 944-40-50-4Db. in your incurred loss and LAE tables for the reinsurance segment. Please tell us why and how your disclosure complies with the last sentence of that paragraph.

4.   Please refer to your reinsurance segment - casualty & other incurred and paid loss and LAE tables. It appears that, based on disclosure in Note 13, the following assumed reinsurance lines of business are included in these tables: directors' and officers' liability; errors and omissions liability; general liability; medical malpractice; ocean marine and aviation; auto liability; accident and health; surety; and credit. Provide us an analysis demonstrating why further disaggregation of these tables is not necessary under ASC 944-40-50H. Provide us incurred and paid loss and LAE information for each of these lines similar to what would be required under ASC 944-40-50-4B and 50-4D.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance